UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Applied Nanotech Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

63007X108
(CUSIP Number)

March 22, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13G

CUSIP No. 63007X108	Page 2 of 6

1. Names of Reporting Persons. Xin D. Li
2. Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization China
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 6,578,948
7. Sole Dispositive Power 0
8. Shared Dispositive Power 6,578,948
9. Aggregate Amount Beneficially Owned by Each Reporting Person 6,578,948
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11. Percent of Class Represented by Amount in Row (9) 5.54%
12. Type of Reporting Person IN

13G

CUSIP No. 63007X108	Page 3 of 6

1. Names of Reporting Persons. Sichuan Anxian Yinhe Constructional & Chemical Group Co. Ltd.
2. Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization China
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 6,578,948
7. Sole Dispositive Power 0
8. Shared Dispositive Power 6,578,948
9. Aggregate Amount Beneficially Owned by Each Reporting Person 6,578,948
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11. Percent of Class Represented by Amount in Row (9) 5.54%
12. Type of Reporting Person CO

13G

CUSIP No. 63007X108	Page 4 of 6

ITEM 1.

(a)	Name of Issuer:
Applied Nanotech Holdings, Inc. (the “issuer”)

(b)	Address of Issuer's Principal Executive Offices:
3006 Longhorn Blvd., Suite 107
Austin, TX 78758

ITEM 2.
(a)	Name of Person Filing:
Xin D. Li and Sichuan Anxian Yinhe Constructional & Chemical Group Co. Ltd.

(b)	Address of Principal Business Office, or if None, Residence:
Jushui Town, Anxian 622656
Mianyang City, Sichuan Province, China

(c)	Citizenship: China

(d)	Title of Class of Securities: Common Stock, par value $0.001 per share (the “Common Stock”)

(e)	CUSIP Number: 63007X108

ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	[_]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	[_]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[_]	An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
(f)	[_]	An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
(g)	[_]	A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);
(h)	[_]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[_]	Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:  6,578,948

(b) Percent of class:  5.54%

(c) Number of shares as to which such person has:

(i)  Sole power to vote or to direct the vote:    0

(ii) Shared power to vote or to direct the vote:              6,578,948

(iii) Sole power to dispose or to direct the disposition of :  0

(iv) Shared power to dispose or to direct the disposition of :  6,578,948

13G

CUSIP No. 63007X108	Page 5 of 6

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

N/A

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

N/A

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

See Exhibit 1 attached hereto.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

N/A

ITEM 10. CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned parties.

Dated: April 4, 2011	/s/ Xin D. Li
Xin D. Li

/s/ Xin D. Li
Sichuan Anxian Yinhe Constructional & Chemical Group Co. Ltd. by Xin D. Li

CUSIP No. 63007X108	Page 6 of 6

Exhibit 1

Agreement Regarding Joint Filing to Schedule 13G

The undersigned agree that the Schedule 13G with respect to the Common Stock Applied Nanotech Holdings, Inc. is a joint filing being made on their behalf.

Dated: April 4, 2011	/s/ Xin D. Li
Xin D. Li

/s/ Xin D. Li
Sichuan Anxian Yinhe Constructional & Chemical Group Co. Ltd. by Xin D. Li